                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

             For the period 20 September 2000 to 28 November 2000

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

        _______________________________________________________________

                (Translation of registrant's name into English)



      Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                  New Zealand

        _______________________________________________________________

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                               (File No. 1-10798)



                     ______________________________________

                                    CONTENTS



               This report on Form 6-K contains the following:



               1.   Annual Results to 30 September 2000
                    -----------------------------------

               1.1  Condensed Financial Statements
               1.2  Management Commentary
               1.3  Media Release - 14 November 2000


               2.   Media Releases
                    --------------

               2.1  Southern Cross Cable Traffic Starts to Flow - 15
                    November 2000
               2.2  Telecom - AAPT Integration Progressed - 27 November 2000





                     _____________________________________

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                       TELECOM CORPORATION OF NEW
                                          ZEALAND LIMITED


                                   By:    /s/ Linda Cox
                                          --------------------------
                                          Linda Marie Cox
                                          Company Secretary


                                   Dated:  28 November 2000

          Telecom Corporation of New Zealand Limited and Subsidiaries

                Consolidated Statement of Financial Performance

For the three months ended 30 September 2000 (Unaudited)

                                                                     Year ended                        Three months ended
                                                                       30 June                            30 September
                                                                    ------------                      --------------------
                                                                         2000                 1999           2000           2000
----------------------------------------------------------------------------------       -------------------------------------------
(Dollars in millions, except per share amounts)         notes             NZ$                  NZ$            NZ$            US$
----------------------------------------------------------------------------------       -------------------------------------------
Operating revenues
     Local service                                                      1,064                  266            266            109
     Calling                                              2             1,488                  277            452            184
     Interconnection                                                       90                   19             20              8
     Cellular and other mobile services                                   717                  136            208             85
     Data                                                                 535                  103            168             69
     Other operating revenues                             2               437                   86            177             72
     Abnormal revenues                                    3                15                    -              -              -
                                                              ---------------            ---------------------------------------

                                                                        4,346                  887          1,291            527
                                                              ---------------            ---------------------------------------
Operating expenses
     Labour                                                               486                  113            130             53
     Depreciation                                                         583                  137            148             60
     Cost of sales                                                      1,079                  135            429            175
     Other operating expenses                                             772                  137            241             99
                                                              ---------------            ---------------------------------------

                                                                        2,920                  522            948            387
                                                              ---------------            ---------------------------------------

Surplus from operations                                                 1,426                  365            343            140

Investment income                                                          38                    4             12              5
Interest expense                                                         (218)                 (32)           (75)           (31)
                                                              ---------------            ---------------------------------------
Surplus from operations before
     income tax                                                         1,246                  337            280            114

Income tax expense                                                       (395)                (110)           (94)           (38)
                                                              ---------------            ---------------------------------------
Surplus from operations after
     income tax                                                           851                  227            186             76

Share of losses of associate company after
     income tax                                                            (6)                  (4)           (11)            (5)

Minority interests in profits of subsidiaries                              (8)                  (1)            (1)             -
                                                              ---------------            ---------------------------------------
Net surplus                                                               837                  222            174             71

Capital note distribution costs after income tax                          (54)                 (13)           (13)            (5)
                                                              ---------------            ---------------------------------------

Net earnings attributable to shareholders                                 783                  209            161             66
                                                              ===============            =======================================

Net earnings per share                                                 $0.447               $0.119         $0.092         $0.038
                                                              ===============            =======================================
Weighted average number of ordinary
     shares outstanding (in millions)                                   1,753                1,753          1,756          1,756
                                                              ===============            =======================================

Telecom Corporation of New Zealand Limited And Subsidiaries

             Consolidated Statement of Movements in Capital Funds

For the three months ended 30 September 2000  (Unaudited)

                                                                 Year ended         Three months ended
                                                                   30 June             30 September
                                                              --------------      -----------------------

                                                                       2000         1999   2000    2000
----------------------------------------------------------------------------      -----------------------
(Dollars in millions)                                    note           NZ$          NZ$     NZ$    US$
----------------------------------------------------------------------------      -----------------------

Capital funds at the beginning of the period                           2,035       2,035   2,162    883

Net earnings attributable to shareholders                                783         209     161     66
Movement in foreign currency translation reserve                          48           1      58     23
                                                               -------------   ------------------------
Total recognised revenues and expenses for the period                    831         210     219     89

Movement in minority interests                                            82          (1)      2      1
Dividends                                                  4            (906)       (227)      -      -
Tax credit on supplementary dividends                                    100          25       -      -
Discount on capital notes amortised                                        1           1       1      -
Capital contributed                                                       19           -      14      6
                                                               -------------   ------------------------
Capital funds at the end of the period                                 2,162       2,043   2,398    979
                                                               =============   ========================

Represented by:

Contributed capital                                                      928         909     942    385
Foreign currency translation reserve                                      49           2     107     44
Minority interests                                                        89           6      91     37
Retained earnings                                                        153         183     314    128
Capital notes                                                            943         943     944    385
                                                               -------------   ------------------------
                                                                       2,162       2,043   2,398    979
                                                               =============   ========================

          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 30 September 2000 (Unaudited)

                                                               30 June        30 September
                                                              --------   ---------------------
                                                                2000       1999   2000   2000
----------------------------------------------------------------------   ---------------------
(Dollars in millions)                                   notes     NZ$       NZ$    NZ$    US$
----------------------------------------------------------------------   ---------------------
ASSETS

Current assets:

Cash                                                                81        39     62     25
Short-term investments                                             617       107    474    194
Receivables and prepayments                                        918       704  1,006    410
Inventories                                                         40        42     36     15
                                                             ---------   ---------------------
Total current assets                                             1,656       892  1,578    644

Long-term investments                                              455       540    499    204
Intangibles                                                      1,620        54  1,658    677
Fixed assets                                                     4,250     3,765  4,356  1,779
Other assets                                                         -         7      -      -
                                                             ---------   ---------------------
Total assets                                                     7,981     5,258  8,091  3,304
                                                             =========   =====================

LIABILITIES AND CAPITAL FUNDS

Current liabilities:

Bank overdraft                                                       -         -      9      4
Accounts payable and accruals                                    1,242       757  1,247    510
Provisions - current                                                11        47      8      3
Debt due within one year                                         1,462     1,197  1,431    584
Provision for dividend                                             227       227      -      -
                                                             ---------   ---------------------
Total current liabilities                                        2,942     2,228  2,695  1,101

Deferred taxation                                                   13        25     79     32
Provisions - non-current                                             3         3      2      1
Long-term debt                                                   2,861       959  2,917  1,191
                                                             ---------   ---------------------
Total liabilities                                                5,819     3,215  5,693  2,325
                                                             ---------   ---------------------

Commitments and contingent liabilities               5,6

Capital funds:

Shareholders' funds                                              1,130     1,094  1,363    557
Capital notes                                                      943       943    944    385
Minority interests                                                  89         6     91     37
                                                             ---------   ---------------------
Total capital funds                                              2,162     2,043  2,398    979
                                                             ---------   ---------------------
Total liabilities and capital funds                              7,981     5,258  8,091  3,304
                                                             =========   =====================

          TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENT OF CASH FLOWS
For the three months ended 30 September 2000  (Unaudited)

                                                                    Year ended                        Three months ended
                                                                      30 June                            30 September
                                                                   -----------       -----------------------------------------------
                                                                       2000              1999             2000             2000
------------------------------------------------------------------------------       -----------------------------------------------
(Dollars in millions)                                       note        NZ$               NZ$              NZ$              US$
------------------------------------------------------------------------------       -----------------------------------------------
Cash flows from operating activities
Cash was provided from/(applied to):
 Cash received from customers                                            4,192            861            1,173              479
 Interest income                                                            19              3               12                5
 Dividend income                                                             4              -                1                -
 Payments to suppliers and employees                                    (2,093)          (377)            (691)            (282)
 Restructuring, onerous contracts and Year 2000 payments                   (58)           (17)              (1)               -
 Income tax paid                                                          (311)          (101)               -                -
 Interest paid on debt                                                    (208)           (41)             (45)             (18)
                                                                    ----------       ------------------------------------------
Net cash flows from operating activities                     7           1,545            328              449              184
                                                                    ----------       ------------------------------------------
Cash flows from investing activities
Cash was provided from/(applied to):
 Sale of fixed assets                                                       57             11                6                2
 Purchase of long-term investments                                        (238)            (4)             (46)             (19)
 Acquisition of AAPT Limited, excluding cash                            (1,189)             -                -                -
 Sale/(purchase) of short-term investments, net                           (486)             7              134               54
 Purchase of fixed assets                                                 (837)          (149)            (255)            (104)
 Capitalised interest paid                                                 (18)            (3)              (6)              (2)
 Proceeds from sale of subsidiary companies                                 95              -                -                -
                                                                    ----------       ------------------------------------------
Net cash flows applied to investing activities                          (2,616)          (138)            (167)             (69)
                                                                    ----------       ------------------------------------------
Cash flows from financing activities
Cash was provided from/(applied to):
 Proceeds from long-term debt                                            1,850             25               56               23
 Repayment of long-term debt                                              (246)          (112)             (81)             (33)
 (Repayment)/proceeds of short-term debt, net                              466            172              (35)             (14)
 Contributed capital                                                        23              -                -                -
 Dividends paid                                                           (894)          (226)            (212)             (87)
 Capital note distribution costs paid                                      (77)           (39)             (38)             (16)
                                                                    ----------       ------------------------------------------
Net cash flows (applied to)/from financing activities                    1,122           (180)            (310)            (127)
                                                                    ----------       ------------------------------------------
Net cash flow                                                               51             10              (28)             (12)
Foreign currency translation adjustment                                      1              -                -                -
Opening cash position                                                       29             29               81               33
                                                                    ----------       ------------------------------------------
Closing cash position (including bank overdrafts)                           81             39               53               21
                                                                    ==========       ==========================================

          Telecom Corporation of New Zealand Limited and Subsidiaries

                  Notes to the Condensed Financial Statements

NOTE 1   FINANCIAL STATEMENTS

The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries and associates ("Telecom") have been prepared in accordance with Financial Reporting Standard ("FRS") No.24: Interim Financial Statements, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company's Annual Report for the year ended 30 June 2000.

The financial statements for the three months ended 30 September 1999 and 30 September 2000 are unaudited. The financial information for the year ended 30 June 2000 has been extracted from the audited financial statements of Telecom for that year.

The financial statements are expressed in New Zealand dollars. The amounts pertaining to the most recent financial period are also expressed in United States ("US") dollars, the latter being presented solely for convenience and translated from New Zealand dollars, as a matter of arithmetical computation only, at a rate on 30 September 2000 of NZ$1.00 to US$0.4083. The US dollar amounts should not be construed as representations that the New Zealand dollars have been, could be, or could in the future be converted into US dollars at this or any other rate. References in these financial statements to "$", and "NZ$", are to New Zealand dollars, references to "US$" are to US dollars and "A$" are to Australian dollars.

Accounting Policies

During the three months ended 30 September 2000, Telecom changed its accounting policy for the recognition of dividends proposed after balance date. Under the new policy, dividends proposed after balance date are disclosed in the notes to the financial statements (refer Note 8). Previously, all proposed dividends were recognised as liabilities in the Statement of Financial Position. This change has been made to conform to the requirements of the recently issued FRS5 "Events After Balance Date", which Telecom has elected to adopt prior to its formal effective date of 30 June 2001.

Except for the change in policy relating to dividends, the accounting policies used in the preparation of the financial statements for the three months ended 30 September 2000 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2000.

Reclassifications

Certain reclassifications of prior periods' data have been made to conform to current period classifications.

NOTE 2    CALLING AND OTHER OPERATING REVENUES

                                                                   Year ended                 Three months ended
                                                                     30 June                      30 September
                                                               -------------------        --------------------------
                                                                      2000                    1999             2000
                                     ------------------------------------------------     --------------------------
                                        (Dollars in millions)          NZ$                     NZ$              NZ$
                                     ------------------------------------------------     --------------------------
 Calling
     National                                                          932                     173              294
     International                                                     506                      92              145
     Other                                                              50                      12               13
                                                          ----------------                -------------------------
                                                                     1,488                     277              452
                                                          ================                =========================
 Other operating revenues
     Directories                                                       176                      52               56
     Equipment revenue                                                  84                      24               17
     Miscellaneous other services                                      177                      10              104
                                                          ----------------                -------------------------
                                                                       437                      86              177
                                                          ================                =========================

Miscellaneous other services revenue for the three months ended 30 September 2000 includes a gain of $20 million recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross border finance lease.

          Telecom Corporation of New Zealand Limited and Subsidiaries

                  Notes to the Condensed Financial Statements


NOTE 3  ABNORMAL ITEMS


                                                                  Year ended                Three months ended
                                                                    30 June                    30 September
                                                                  -----------         ---------------------------------
                                                                     2000                  1999             2000
                                     ----------------------------------------          --------------------------------
                                     (Dollars in  millions)          NZ$                   NZ$              NZ$
                                     ----------------------------------------         ---------------------------------
Abnormal Revenues
Sale of AAPT Sat-Tel Pty Limited                                    15                      -                  -
                                                               =================     ==================================

Abnormal Revenues

Sale of AAPT Sat-Tel Pty Limited
In March 2000, AAPT Limited ("AAPT") completed the sale of its wholly-owned subsidiary AAPT Sat-Tel Pty Limited to New Skies Networks Australia Pty Limited. Included in the Consolidated Statement of Financial Performance are post acquisition profits relating to this sale, before minority interests, of $15 million.

NOTE 4   DIVIDENDS

Shares Issued in Lieu of Dividends

Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan shareholders can elect to receive dividends in cash or additional shares. In respect of the 30 June 2000 quarterly dividend, 2,172,669 shares, with a total value of $14 million, were issued in lieu of a cash dividend.

NOTE 5   COMMITMENTS

Operating Leases

Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 30 September 2000, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for in respect of restructuring) were $299 million (30 September 1999: $319 million, 30 June 2000: $275 million).

Finance Leases

Telecom has entered into the sale and leaseback of certain assets. At 30 September 2000, the outstanding lease commitments were $83 million (30 September 1999: $94 million, 30 June 2000: $86 million).

Capital Commitments

At 30 September 2000, capital expenditure amounting to $799 million (30 September 1999: $115 million, 30 June 2000: $754 million), had been committed under contractual arrangements, with substantially all payments due within four years. The capital expenditure commitments principally relate to telecommunications network assets and include Telecom and AAPT's commitments relating to Code Division Multiple Access ("CDMA") network build costs.

          Telecom Corporation of New Zealand Limited and Subsidiaries

                  Notes to the Condensed Financial Statements

NOTE 5   COMMITMENTS (continued)

In addition, Telecom has signed an agreement with other international telecommunications organisations to build and operate a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. In March 1998, Telecom contractually committed to purchase capacity on Southern Cross of approximately US$140 million. The first payment of approximately US$70 million is due on the first ready-for-service date ("RFS"), now expected to be in November 2000. The second payment of approximately US$57 million is due on the first anniversary of RFS with the balance payable over the following two years. In November 1999, Telecom committed to purchase further capacity at a cost of US$69 million. Payments of US$12 million, US$23 million, US$23 million and US$11 million are due on 31 January 2002, 2003, 2004 and 2005 respectively. In addition AAPT has committed to purchase capacity on Southern Cross at a cost of approximately US$40 million payable over the next three years.

To date Southern Cross has signed capacity purchase commitments with customers totalling US$1.1 billion. Southern Cross cable constructions costs are being funded through a US$640 million external credit facility and interim funding provided by the shareholders. Telecom has committed to provide up to US$150 million as part of this interim funding and as at 30 September 2000 had advanced US$120 million (excluding accrued interest) under this arrangement. Southern Cross plans to refinance the external credit facility, and repay all outstanding interim funding from shareholders, after the construction of the landing facility in California. Based on current capacity commitments and expected revenue forecasts, it is expected that Southern Cross will repay its borrowings in the first few years after project completion.

In addition, the Telecom Group has committed to provide additional funding of A$70 million to another associate company, over the next 15 months.

NOTE 6   CONTINGENT LIABILITIES

Lawsuits and Other Claims

In various proceedings commenced since 1996, Clear Communications Limited ("Clear") alleged various breaches of the Commerce Act in relation to Telecom's bundling practices, its interconnection agreements, and in relation to Telecom's 0867 service and a number of other issues. In April 1997, Telecom issued proceedings against Clear for withholding certain payments for services supplied under Clear's 1996 interconnection agreement with Telecom. On 3 October 2000, the parties announced settlement of all proceedings between them.

In proceedings commenced in March 1997 Telstra Corporation claimed against AAPT approximately A$127 million for alleged unpaid charges for telecommunications services. AAPT cross-claimed asserting breach of contract, negligence, misleading and deceptive conduct, misuse of confidential information, unconscionable conduct and abuse of market power under Part IV of the Australian Trade Practices Act. On 11 September 2000, the parties announced the proceedings had been settled.

In June 1999, a claim was filed against Telecom in the Employment Court by representative and individual plaintiffs. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

          Telecom Corporation Of New Zealand Limited and Subsidiaries

                  Notes to the Condensed Financial Statements

NOTE 6   CONTINGENT LIABILITIES (continued)

In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

Bank Guarantees

AAPT had issued bank guarantees totalling A$78 million as at 30 September 2000.

Cross Border Lease Guarantees

Telecom has entered into two cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transactions. The likelihood of losses in respect of these matters is considered to be remote.


NOTE 7 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

                                                                   Year ended        Three months ended
                                                                     30 June             30 September
                                                               ------------------   ---------------------
                                                                      2000            1999    2000   2000
--------------------------------------------------------------------------------   ----------------------
(Dollars in millions)                                                 NZ$             NZ$     NZ$     US$
---------------------------------------------------------------------------------------------------------
Net earnings attributable to shareholders                            783             209     161      66
Adjustments to reconcile net earnings to net cash flows from operating activities:
 Depreciation                                                        583             137     148      60
 Bad and doubtful accounts                                            43               4       8       4
 Deferred income tax                                                  24               -       6       2
 Share of losses of associate companies                                6               4      11       5
 Minority interests in profits of subsidiaries                         8               1       1       -
 Capital note distribution costs                                      54              13      13       5
 Goodwill amortised                                                   43               2      18       7
 Sale of AAPT Sat-Tel Pty Limited                                    (15)              -       -       -
 Other                                                                (2)             (2)      7       3
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
 Increase in accounts receivable and related items                  (127)            (23)   (127)    (52)
 Decrease in inventories                                               6               4       3       1
 Increase in current taxation                                         61               9      86      35
 Decrease in provisions                                              (57)            (17)     (1)      -
 Increase/(decrease) in accounts payable and related items           135             (13)    115      48
                                                              ----------      --------------------------
Net cash flows from operating activities                           1,545             328     449     184
                                                              ==========      ==========================

          Telecom Corporation Of New Zealand Limited and Subsidiaries

                  Notes to the Condensed Financial Statements


NOTE 8   SIGNIFICANT EVENTS AFTER BALANCE DATE

     On 9 November 2000, the Board of Directors approved the payment of a total dividend of $88 million, representing 5 cents per share. In addition, a supplementary dividend totalling $11 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

NOTE 9   QUARTERLY FINANCIAL INFORMATION


                                                             Net                     Surplus from     Net earnings
                                                           abnormal       Surplus     operations      attributable         Net
                                          Operating        revenues/        from        before             to            earnings
                                           revenues       (expenses)     operations   income tax       shareholders      per share
                -------------------------------------------------------------------------------------------------------------------
               (NZ dollars in millions,
               except per share amounts)                                                                                    NZ$
               --------------------------------------------------------------------------------------------------------------------
Quarter ended:                                1,291             -            343          280            161              0.092
 30 September 2000
                                      =============================================================================================


Quarter ended:
 30 September 1999                              887             -            365          337            209              0.119
 31 December 1999                               993             -            350          311            197              0.112
 31 March 2000                                1,239            15            380          328            205              0.117
 30 June 2000                                 1,227             -            331          270            172              0.098
                                      ---------------------------------------------------------------------------------------------
Year ended 30 June 2000                       4,346            15          1,426        1,246            783              0.447
                                      =============================================================================================

Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the period.

MANAGEMENT COMMENTARY

14 NOVEMBER 2000

FIRST QUARTER RESULTS TO 30 SEPTEMBER 2000


OVERVIEW OF RESULTS

Reported net earnings of NZ$161 million for the quarter ended 30 September 2000 ("Q1 2000-01") decreased by NZ$48 million, or 23.0%, from NZ$209 million for the quarter ended 30 September 1999 ("Q1 1999-2000").

Net earnings for the quarter represented earnings per share ("EPS") of NZ9.2 cents. EPS decreased by 23.1% for the quarter compared with Q1 1999-2000.

In November 1999, Telecom increased its shareholding in AAPT from 19.7% to approximately 80% (79.9% as at 30 September 2000). Telecom's result for Q1 2000-01 reflects the consolidation of AAPT's earnings, the amortisation of associated goodwill and the costs of funding the investment in AAPT for the quarter.

Excluding the effect of the investment in AAPT, Telecom's net earnings would have been NZ$200 million for the quarter, a decrease of NZ$12 million, or 5.7%, compared with Q1 1999-2000 earnings (excluding AAPT) of NZ$212 million (see "Reconciliation of Earnings before and after AAPT").

Net earnings for Q1 2000-01 benefited from a gain of NZ$13 million (after tax) recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross-border finance lease (see "Miscellaneous" revenue).

DIVIDENDS

Telecom will pay a fully imputed first quarter dividend of NZ5.0 cents per ordinary share in December 2000. The first quarter dividend represents a distribution of approximately 55% of net earnings. The dividend for the quarter ended 30 September 1999 was NZ11.5 cents per ordinary share.

Shareholders will be able to reinvest dividends in further shares under Telecom's Dividend Reinvestment Plan. Shares will be offered at a discount of 3% to the price calculated under the terms of the plan.

Telecom is committed to further growth in the Australian market, building on its shareholding in AAPT and supporting AAPT's network investment programme.
Telecom is also pursuing growth in its New Zealand-based business, including the roll out of its CDMA mobile network and new broadband technologies, and expansion of international capacity through the Southern Cross Cable.

These investments for future growth, including those which might arise in the future but which have yet to be identified, require Telecom to maintain strong cash flows and financial flexibility. As previously advised, a review of Telecom's dividend policy has concluded that, in the light of the planned growth in investment, a change in policy is appropriate.

Consequently, Telecom has decided to implement a new dividend policy, which will target a dividend payout ratio of around 50% of net earnings. This policy will be dependent on earnings, cash flow, and other investment opportunities that might arise in the future.

As a matter of practice, Telecom will look to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

=======================================================================

Q1 Dividends

 Ordinary shares                                NZ 5.0 cents
 American Depository shares                  *US 16.33 cents
 Supplementary dividend (to non-resident
  shareholders)
 Per ordinary share                            NZ 0.88 cents
 Per American Depository share                *US 2.88 cents

"Ex" dividend dates
 NZ Stock Exchange                           1 December 2000
 Australia Stock Exchange                   27 November 2000
 New York Stock Exchange                    28 November 2000
Books closing dates
 NZ, Australia Stock Exchanges               1 December 2000
 New York Stock Exchange                    30 November 2000
Payment dates
 NZ, Australia                              15 December 2000
 New York                                   22 December 2000

=======================================================================

* Based on an exchange rate at 30 September 2000 of NZ$1.00 to US$0.4083.

EFFECT OF AAPT

AAPT's results have been consolidated with Telecom's results with effect from 1 December 1999. Accordingly Telecom's consolidated results for the quarter include AAPT's earnings (adjusted for consolidation items including minority interest and goodwill amortisation) for the quarter to 30 September 2000.

Reconciliation of Earnings before and after AAPT

-------------------------------------------------------------------------------

                                                   Quarter Ended 30 September

                                                      1999     2000  Change
                                                      NZ$M     NZ$M       %

Reported net earnings                                  209      161   (23.0)

Add back:

 Share of AAPT's loss #                                  -        2       -

 Amortisation of
  goodwill                                               -       14       -

 Funding costs
  relating to AAPT
  investment (after tax)                                 3       23       -
                                                    ---------------------------

Reported net earnings
 before AAPT                                           212      200     (5.7)

#  After minority interest and consolidation items.
-------------------------------------------------------------------------------


KEY INDICATORS

-------------------------------------------------------------------------------
                                                       Q1             Q1
                                                     1999-00        2000-01

INCLUDING AAPT

Operating Margin (%)/1/                                 41.2           26.6
Asset Utilisation (%)/2/                                69.5           69.6
Net Interest Cover (times)/3/                            7.2            3.8
Return on Average Total Assets (%)/4/                   28.6           18.5
Earnings Per Share                                      11.9            9.2
Net Debt/Net Debt plus Capital Funds (%)                49.3           61.2


EXCLUDING AAPT

Operating Margin (%)/1/                                 41.1           37.2
Asset Utilisation (%)/2/                                75.2           62.8
Net Interest Cover (times)/3/                            7.9            7.0
Return on Average Total Assets (%)/4/                   30.9           23.4
Earnings Per Share                                      12.1           11.4
Net Debt/Net Debt plus Capital Funds (%)                43.9           40.1

1    Surplus from operations/operating revenue.
2 Operating revenue (before abnormals)/average total assets (net of cash and short-term investments).
3 Surplus from operations/net interest expense (before interest capitalised) inclusive of capital note coupons.
4 Surplus from operations/average total assets (net of cash and short-term investments).
----------------------------------------------------------------------


FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "aim", "anticipate", "intend" and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand telecommunications market, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

TELECOM  (EXCLUDING AAPT)

Telecom's net earnings (excluding AAPT) of NZ$200 million for Q1 2000-01 decreased by NZ$12 million, or 5.7%, compared with Q1 1999-2000 (excluding AAPT) of NZ$212 million.


===============================================================================
Earnings Overview (excluding AAPT)
                                                  Quarter Ended 30 September

                                                     1999     2000    Change
                                                     NZ$M     NZ$M         %

Operating revenues                                    887      930       4.8

Operating expenses                                    522      584      11.9

Net earnings                                          212      200      (5.7)

EBIT*                                                 365      346      (5.2)

EBITDA#                                               504      485      (3.8)

*  Earnings before interest and tax.
#  Earnings before interest, tax, depreciation and amortisation.
================================================================================

OVERVIEW OF RESULTS (EXCLUDING AAPT)

Telecom's results before the effect of the investment in AAPT are summarised in the table on page 12. These results exclude the costs of funding the investment in AAPT, and the effects of consolidating AAPT (ie. goodwill amortisation and Telecom's share of AAPT's post-acquisition earnings). Telecom's consolidated financial statements, accompanying this document, disclose the fully consolidated result.

Operating Revenues

Total revenue rose by NZ$43 million, or 4.8%, for Q1 2000-01 compared with Q1 1999-2000. Growth in total revenue was driven by growth in data, calling and other operating revenues.

Local Service

Local service revenues decreased by NZ$5 million, or 1.9%, compared with Q1 1999-2000.

---------------------------------------------------------------------------
Local Service                                    Quarter Ended       Change
                                                  30 September         %
---------------------------------------------------------------------------
                                                 1999       2000      00:99
---------------------------------------------------------------------------
Business & residential access
- Revenue (NZ$m)                                  213        209       (1.9)
- Access lines residential (000s)               1,355      1,342       (1.0)
- Access lines business (000s)                    342        326       (4.7)
- Centrex lines (000s)                             78         80        2.6
Local calls *
- Revenue (NZ$m)                                   35         33       (5.7)
- Call minutes (m)                                867        863       (0.5)
Smartphone/messaging
- Revenue (NZ$m)                                   18         19        5.5
* Includes business local calls, residential calls under NZ20 cents local calling option and Centrex and VPN local calls.
----------------------------------------------------------------------------

The decrease in access revenue of NZ$4 million, or 1.9%, was largely due to a reduction in business rental revenue reflecting a 4.7% reduction in the number of business lines.

Local service revenue and access line growth have been affected by the entry of Saturn Communications (now Telstra Saturn Limited) into the local service market, the migration of local access to ISDN services and increased use of cellular phones.

National

National revenue increased by NZ$6 million, or 3.5%, for Q1 2000-01, largely due to increases in fixed line to cellular revenues partly offset by a reduction in national calls revenue as a result of national toll price reductions.

----------------------------------------------------------------------------
National                                        Quarter Ended        Change
                                                 30 September          %
----------------------------------------------------------------------------
                                               1999       2000        00:99
----------------------------------------------------------------------------
National calls
 - Revenue (NZ$m)                                77         71         (7.8)
 - Call minutes (m)                             538        594         10.4
 - Average price (cents)                       14.3       12.0        (16.5)

Calls to cellular networks
 Revenue (NZ$m)                                  63         73         15.9
 Interconnect cost (NZ$m)                        15         19         26.7
                                            -------------------------------
 Gross margin (NZ$m)                             48         54         12.5

 - Call minutes (m)                             130        154         18.5
 - Average price (cents)                       48.5       47.4         (2.2)

National 0800
 - Revenue (NZ$m)                                30         32          6.7
 - Call minutes (m)                             165        186         12.7
 - Average price (cents)                       18.2       17.2         (5.4)
----------------------------------------------------------------------------

National calls revenue decreased by 7.8% largely as a result of a 16.5% decline in the average price per call minute, reflecting various capped and specials rate reductions.

Fixed line to cellular revenue increased by 15.9%. The average price per minute for fixed line to cellular calls declined by 2.2%, but this was more than offset by a significant increase in call volumes resulting from the strong growth in cellular penetration.

The growth in fixed line to cellular revenue was partly offset by an increase in the cost of interconnecting with other cellular carriers (see "Cost of Sales"). The fixed line to cellular margin increased by 12.5% compared with last year.

International

International revenue increased by NZ$12 million, or 13.0%, due largely to growth in inward call revenue.

-------------------------------------------------------------
International                  Quarter Ended         Change %
                               30 September
-------------------------------------------------------------
                               1999       2000          00:99
-------------------------------------------------------------
Outward calls
 - Revenue (NZ$m)                51         48           (5.9)
 - Call minutes (m)             139        162           16.5
 - Average price (cents)       36.7       29.6          (19.2)
Inward calls
 - Revenue (NZ$m)                32         46           43.8
 - Call minutes (m)             104        119           14.4
 - Average price (cents)       30.8       38.7           25.6
Transit call margin
 - Margin (NZ$m)                  9         10           11.1
 - Call minutes (m)             120        179           49.2
 - Average margin (cents)       7.5        5.6          (25.5)
-------------------------------------------------------------

Growth in outward call minutes reflected the volume stimulation from price specials offered to New Zealand customers and significant price reductions over the past year. The annual average per minute charge for outward calls of NZ29.6 cents was 19.2% lower than in Q1 1999-2000.

In February 2000, the price caps on consumer Talk All Day promotions were reduced from NZ$5 to NZ$4 for Australia and from NZ$10 to NZ$8 for the UK, US, Canada and Ireland.

The increase in inward call revenue for Q1 2000-01 resulted largely from an increase in the average price per minute reflecting the significant weakening of the New Zealand dollar. The increase in inward call revenue was more than offset by an increase in the international outpayment included in cost of sales. This outpayment increased by 69.7% over Q1 1999-2000.

The net margin received from Telecom's international business, excluding the transit call margin (outward and inward call revenue less the international outpayment), decreased by 24.0%.

The increase in the transit call margin (revenue net of outpayments) was largely due to higher volumes partly offset by lower average margins per call minute. The increased volumes from the transit business are attributable to the utilisation of a variety of outward routing options and to new transit traffic through Telecom's points of presence ("POPs") in the US, Japan, Australia and the UK.

------------------------------------------------------------------
International Margin                 Quarter Ended          Change
                                     30 September              %
------------------------------------------------------------------
 NZ$ millions                        1999        2000        00:99
------------------------------------------------------------------

 International outwards revenue        51          48         (5.9)
 International inwards revenue         32          46         43.8
 International outpayment             (33)        (56)        69.7
                                     -----------------------------
 Net international margin
  before transits                      50          38        (24.0)
                                     -----------------------------
------------------------------------------------------------------

Interconnect

Interconnection revenue decreased by NZ$1 million, or 5.3%, compared with Q1 1999-2000.

Interconnect costs, including the cost of interconnecting with other cellular carriers, increased by NZ$10 million, or 44.2% (see "Cost of Sales").

Cellular and Other Mobile Services

Revenue from cellular and other mobile services decreased by NZ$2 million, or 1.5%, compared with Q1 1999-2000. Cellular revenue alone decreased by NZ$3 million, or 2.3%.

-------------------------------------------------------------------
Cellular and Other Mobile              Quarter Ended        Change
 Services                              30 September            %
-------------------------------------------------------------------
                                       1999       2000        00:99
-------------------------------------------------------------------
Cellular and Other Mobile
Total mobile revenue (NZ$m)             136        134         (1.5)

Mobile cost of sales (NZ$m)              34         43         26.5
                                -----------------------------------

Mobile gross margin (NZ$m)              102         91        (10.8)

Cellular
Cellular revenue (NZ$m)                 129        126         (2.3)
Call minutes (m)                        243        293         20.6
Connections
 - Total at period end (000s)           761      1,031         35.5
 - Average during period (000s)         719      1,004         39.6
Average revenue per customer
 per month (excl. CPE)  - NZ$          58.2       39.9        (31.4)

-------------------------------------------------------------------

Telecom had 1,031,000 cellular connections at 30 September 2000 compared with 761,000 at 30 September 1999, an increase of 35.5%. The continued strong growth in connections is largely due to growth in the prepaid cellular business.

Prepaid service has continued to be popular with consumers, but new pricing plans for postpaid customers, including free minutes and additional services, have also attracted large numbers of customers. The total number of prepaid customers, including third party connections, at 30 September 2000 was 548,000, approximately 53% of total connections.

The total number of cellular connections in New Zealand, including Vodafone New Zealand's ("Vodafone") connections, represents approximately 41% of the New Zealand population. This penetration level, when compared with other countries, suggests scope for continued expansion of this market.

The mobile gross margin (total mobile revenue less cost of sales) decreased by 10.8%, compared with Q1 1999-2000, largely as a result of an increase in cost of sales. Mobile revenue and the mobile margin, set out in the table above, do not include revenue from fixed line to cellular calls terminating on Telecom's cellular network.

Average revenue per cellular customer decreased by approximately 31% compared with Q1 1999-2000, reflecting the higher proportion of prepaid connections. Revenue per prepaid connection is generally lower than revenue per postpaid connection.

Mobile cost of sales increased by 26.5% for the quarter, reflecting the significant growth in the number of cellular connections over the past year. Special promotions to attract new connections and encourage existing customers to upgrade their mobile phones contributed to the increase in mobile cost of sales.

Data

Data revenue increased by NZ$19 million, or 18.4%, for the quarter. This growth was driven by demand for bandwidth to support business networking and the increased penetration of the Internet.

-------------------------------------------------------------------
Data                                   Quarter Ended         Change
                                       30 September            %
-------------------------------------------------------------------
                                       1999       2000        00:99
-------------------------------------------------------------------
Internet revenue (NZ$m)                  15         18         20.0
Xtra registered customers (000s)        228        313         37.3
Xtra dial-up hours (m)                    9         15         66.7
Average hours per active
 customer (per month)                  17.1       21.9         28.1

ISDN revenue (NZ$m)                      17         21         23.5
ISDN channels (000s)                     61         69         13.1

New World revenue* (NZ$m)                23         31         34.8
Old World revenue* (NZ$m)                47         48          2.1

* Excludes Internet and ISDN revenue.
-------------------------------------------------------------------

Internet revenue increased by NZ$3 million, or 20.0%, for the quarter. Telecom's Internet service provider "Xtra" had approximately 313,000 registered customers at 30 September 2000, compared with 228,000 at 30 September 1999, an increase of 37.3%. Of the registered customers, approximately 77% were active during the last month of the quarter.

ISDN revenue increased by 23.5% for Q1 2000-01. The increase in ISDN revenue partly reflected migration from basic access services. The number of ISDN channels at 30 September 2000 increased by 13.1% from 30 September 1999.

New World revenue (which includes ADSL, LanLink and frame relay) increased by 34.8% for the quarter reflecting the migration of customers to higher bandwidth and lower cost platforms. New World revenue comprised approximately 37% of data revenue (excluding Internet and ISDN) in Q1 2000-01 compared with approximately 33% in Q1 1999-2000.

Directories

Directories revenue increased by NZ$4 million, or 7.7%, for the quarter.
Revenue from regional directories increased by approximately 8% for the quarter as a result of both tariff and volume growth in both The Telephone Book and YELLOW PAGES(R) products. Revenues from specialised and LOCAL DIRECTORIES(TM) increased by approximately 9% also as a result of both tariff and volume growth.

Equipment Revenue

Equipment revenue decreased by NZ$7 million, or 29.2%, compared with Q1 1999-2000, largely as a result of a reduction in equipment sales as Telecom continues to de-emphasise its equipment sales business. The impact on earnings of this decrease in revenue was largely offset by a reduction in equipment cost of sales.

Miscellaneous

Miscellaneous revenue increased by NZ$16 million, or 160%, compared with Q1 1999-2000. Revenue in Q1 2000-01 includes a gain of NZ$20 million recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross-border finance lease.

Operating Expenses

Operating expenses increased by NZ$62 million, or 11.9%, for Q1 2000-01. The increase was largely due to higher cost of sales and other operating expenses. If cost of sales were excluded, expenses would have increased by 5.9% for Q1 2000-01. The increase in expenses excluding cost of sales reflects increases in the costs associated with the growth areas such as Xtra, esolutions, the international points of presence and the costs associated with implementing the Commonwealth Bank of Australia contract (see "Outsourcing Contract with the Commonwealth Bank of Australia").

Labour

The decrease in labour costs of NZ$18 million, or 15.9%, for the quarter largely reflected the outsourcing of information services to EDS effective from 1 September 1999 and the sale of ConnecTel effective from 1 June 2000. The costs of outsourcing are included in "Other Operating Expenses". These reductions were partly offset by salary increases arising from Telecom's annual salary review process.


-------------------------------------------------------
                   Personnel Numbers
-------------------------------------------------------
September 1999         September 2000       Variation
-------------------------------------------------------
    6,799                   5,650             (1,149)
-------------------------------------------------------

The decrease in personnel numbers since 30 September 1999 largely reflects the sale of ConnecTel.

Cost of Sales

Cost of sales increased by NZ$39 million, or 28.9%, for the quarter. This increase was largely due to higher mobile, international and interconnect cost of sales partly offset by lower equipment cost of sales.

Mobile cost of sales increased by NZ$9 million, or 26.5% (see "Cellular and Other Mobile Services").

While the high rate of cellular connection growth is having a negative impact on short-term earnings performance due to the immediate write-off of cellular acquisition costs, the Company believes significant future revenue will accrue from its recent high number of customer acquisitions.

Most Australasian telecommunications companies have adopted the accounting policy of capitalising cellular acquisition costs and subsequently amortising these costs over the life of the underlying contracts. Telecom has considered adopting this policy but has decided against it at this time. Had Telecom adopted this policy effective from 1 July 2000, mobile cost of sales would have been lower by approximately NZ$17 million in Q1 2000-01.

Interconnect expense increased by NZ$10 million, or 44.2%, reflecting increased volumes including the growth in calls from Telecom's fixed line network to Vodafone's cellular network (see "National").

International cost of sales for outbound calls increased by NZ$23 million, or 69.7%, for the quarter reflecting growth in outward call volumes (see "International").

Other Operating Expenses

Other operating expenses include occupancy, advertising, computer costs, bad debts, vehicle costs, office expenses, postage and agency, outsourcing costs and certain direct costs, which together represented approximately 90% of other operating expenses before capital recoveries.

Other operating expenses increased by NZ$41 million, or 29.9% compared with Q1 1999-2000. This largely reflected an increase in outsourcing costs, primarily as a result of the outsourcing of information services to EDS effective from 1 September 1999 and the sale of ConnecTel effective from 1 June 2000. The outsourcing has resulted in a reduction in labour costs (see "Labour").

Net Interest Expense

Net interest expense (excluding the cost of funding the investment in AAPT) increased by NZ$4 million, or 17.4%, compared with Q1 1999-2000.

The surplus from operations before abnormal items covered net interest (after investment income but before interest capitalised) and capital note distribution costs 7.0 times, compared with 7.9 times in 1999.

Taxation

Income tax expenses decreased by NZ$9 million, or 8.0% compared with Q1 1999-2000. The effective tax rate for Q1 2000-01 was 32.3% compared with 32.7% for Q1 1999-2000 and a statutory rate of 33%.

Capital Expenditure

Capital expenditure (excluding AAPT) amounted to NZ$138 million, a decrease of NZ$4 million, or 2.8%, compared with Q1 1999-2000. Cash applied to capital expenditure (excluding AAPT) amounted to NZ$153 million, an increase of NZ$4 million, or 2.7%.

Excluding AAPT, Telecom currently expects to spend up to NZ$1 billion on capital expenditure in the 12 months to 30 June 2001. This includes expected CDMA capital expenditure and purchases of capacity from Southern Cross Cables Limited but excludes any potential acquisition of spectrum from the New Zealand Government.

LIQUIDITY (CONSOLIDATED)

Telecom believes it has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

Cash Flows from Operating Activities

Net cash flows from operating activities were NZ$449 million, an increase of NZ$121 million, compared with Q1 1999-2000. A change in the timing of income tax payments was the main reason for the increase, while an increase in receipts from customers was offset by an increase in payments to suppliers and employees.

Cash Flows from Investing Activities

Net cash flows used in investing activities amounted to NZ$167 million, compared with NZ$138 million for Q1 1999-2000. The increase largely reflects an increase in the purchase of fixed assets partly offset by the net sale of investments.

Cash Flows from Financing Activities

Net cash flows used in financing activities were NZ$310 million, compared with cash used of NZ$180 million in Q1 1999-00. The increase in Q1 2000-01 was due to the repayment of short-term debt where in the comparable period there were proceeds from short-term debt.

Telecom has declared a fully imputed dividend for the first quarter of NZ5.0 cents per share, a total of NZ$88 million, to be paid in December 2000.

A supplementary dividend of NZ$11 million will be paid to shareholders who are non-resident in New Zealand. Telecom receives an equivalent tax credit from the Inland Revenue Department for this amount.

ECONOMIC TRENDS

Telecom's operations are significantly affected by the state of the New Zealand economy. Gross Domestic Product ("GDP") grew in real terms by 4.8% for the year ended June 2000, after growth of 0.8% in the year ended June 1999.

Growth is forecast to continue over the next three years although with modest deceleration in the rate of growth. In September 2000 the New Zealand Institute of Economic Research ("NZIER") reported a consensus among forecasters of 3.1% for GDP growth in the year to March 2001; consensus forecasts for the years to March 2002 and March 2003 are 3.2% and 2.8% respectively. These forecasts reflect expected growth in export sales by primary producers and manufacturers, along with increases in domestic consumption and investment. Services are an expanding component of the economy, with communications consistently among the sectors of fastest growth.

New Zealand's balance of payments deficit declined in the year ended June 2000 (NZ$7.54 billion), and the consensus forecast is for modest further improvement over the next three years due to growth in the value of exports and reduced demand for imports. The consumer price index measure of inflation increased by 3.0% during the year ended September 2000 and per NZIER's consensus forecasts is forecast to reach 3.1% in the year to March 2001 before easing again over the following two years. NZIER consensus forecasts show the official rate of unemployment is forecast to continue declining from 6.1% in June 2000, to 5.6% in March 2003. The New Zealand population was around 3.8 million in September 2000.

COMPETITIVE ENVIRONMENT

New Zealand has highly competitive markets in telecommunications services, governed by the Telecommunications Act 1987 and the Commerce Act 1986. There have been no statutory entry barriers to telecommunications markets since 1989 and services are provided by substantial network operators in addition to Telecom. These include Vodafone, Telstra Saturn Limited ("Telstra Saturn") and Clear Communications Limited ("Clear"), a wholly owned subsidiary of British Telecom. Telecom has extensive interconnection arrangements with 11 other operators in New Zealand, and these cover international services, national and local voice services, data services, cellular services, Internet services and mobile trunked services. Of the 11 operators, eight have the ability to offer local services. In each case Telecom has a number portability agreement in place enabling competitors to provide customers with the option of changing between local service providers without the need to change numbers.

In October 2000, Telecom reached a comprehensive agreement with Clear on interconnection and all other outstanding matters. This agreement established a new, more open commercial relationship with an initial 12-month term. In July 2000, Telecom reached a new agreement with Telstra Saturn on interconnection, wholesale services, Internet traffic, pole-sharing and settlement of litigation on rebilling. Telecom and Vodafone renewed and amended their interconnection arrangements during the year ended 30 June 2000.

In addition to companies with which Telecom has interconnection, numerous other organisations offer voice-calling services from overseas or by re-selling
services from network operators in New Zealand.   As at 30 September 2000
approximately 150 Internet Service Providers ("ISPs") operate in New Zealand. Telecom competes in the ISP market through its Xtra operation.

Telecom faces competition also in leased-line services, paging, directory publishing and supply, and installation and maintenance of customer premises equipment ("CPE"). Telecom expects strong competition to continue in New Zealand telecommunications markets.

Telecom continues to be subject to Kiwi Share Obligations ("KSO") under which it must maintain a free local calling option for residential customers in all areas of New Zealand where such services were provided in 1990. A Government-appointed Ministerial Inquiry into Telecommunications issued a final report in September 2000, proposing a new Electronic Communications Act that would introduce new regulations for the sector. The Government has indicated it does not favour establishment of an industry-specific regulator and Telecom expects further consultation before final decisions are made on changes to the current framework, by 31 December 2000. Telecom has indicated its willingness to re-examine the KSO in recognition of industry developments since 1990.

Under the Telecommunications (Information Disclosure) Regulations 1999, Telecom issued an audited calculation of the cost of residential service subsidies under the KSO in September 2000. The calculation showed a total annual cost to Telecom of NZ$167 million for providing service to subsidised customers. Disclosure on the financial results of Telecom's local access network business, separate from all other operations, is expected to be made in the near future.

LITIGATION

In various proceedings commenced since 1996, Clear alleged various breaches of the Commerce Act in relation to Telecom's bundling practices, its interconnection agreements, and in relation to Telecom's 0867 service and a number of other issues. In April 1997, Telecom issued proceedings against Clear for withholding certain payments for services supplied under Clear's 1996 interconnection agreement with Telecom. On 3 October 2000, the parties announced settlement of all proceedings between them.

In proceedings commenced in March 1997 Telstra Corporation claimed against AAPT approximately A$127 million for alleged unpaid charges for telecommunications services. AAPT cross-claimed asserting breach of contract, negligence, misleading and deceptive conduct, misuse of confidential information, unconscionable conduct and abuse of market power under Part IV of the Australian Trade Practices Act. On 11 September 2000, the parties announced the proceedings had been settled.

In June 1999, a claim was filed against Telecom in the Employment Court by representative and individual plaintiffs. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.


OTHER MATTERS

Southern Cross

Southern Cross was established in October 1998 to build, own, operate and maintain a trans-Pacific fibre optic cable network (called the Southern Cross Cable Network) as well as market capacity on the cable. Telecom, Cable & Wireless Optus and MCI WorldCom are the shareholders in Southern Cross. Telecom holds a 50% equity interest.

Testing is currently underway as Southern Cross prepares to bring its 31,000 km trans-Pacific cable into service in November 2000. Southern Cross expects to deliver a network incorporating a full fibre ring linking Australia, New Zealand, Fiji and Hawaii, and a direct link from Hawaii to Oregon and to California (which are terrestrially linked).

Southern Cross cable construction costs are being funded through a US$640 million external credit facility and interim funding provided by the shareholders. Telecom has committed to provide up to US$150 million as part of this interim funding and as at 30 September 2000 Telecom had advanced US$120 million (excluding accrued interest) as part of this interim funding arrangement. Southern Cross plans to refinance the external credit facility, and repay all outstanding interim funding from shareholders after the construction of the landing facility in California.

Based on current capacity commitments and expected revenue forecasts, it is expected that Southern Cross will repay borrowings in the first few years after completion of construction.


Acquisition of remainder of AAPT shares

Telecom's wholly owned subsidiary TCNZ Australia Investments Pty Limited ("TNZ Australia") closed its takeover offer to acquire shares in AAPT on 30 October 2000, having acquired relevant interests in 99.15% of AAPT shares. TNZ Australia is in the process of acquiring the remaining AAPT shares by compulsory acquisition.


Outsourcing Contract with the Commonwealth Bank of Australia

Telecom, in conjunction with AAPT and EDS Australia, has entered into a contract with the Commonwealth Bank of Australia ("CBA") to provide outsourced telecommunications to support CBA's online leadership position in a five year,
A$500 million deal.   Under the outsourcing arrangement Telecom is leading a
consortium that provides CBA's telecommunication services including: IP-anywhere network capability; managed network services for data, voice, video, and EFTPOS; remote access and international network services; consulting on all telecommunications requirements; and risk, security and performance management.

AAPT

AAPT Earnings for the quarter to 30 September 2000

------------------------------------------------------
                                           Q1 2000-01
                                                  A$M
------------------------------------------------------
Operating revenues                               284
Operating costs                                  278
EBIT                                               6
EBITDA                                            17
Net profit/(loss) after tax                       (5)
------------------------------------------------------

AAPT recorded a loss for the quarter to 30 September 2000 of A$5 million. AAPT's loss resulted in a reduction of NZ$2 million in Telecom's consolidated net earnings for the quarter. This reduction was after allowing for minority interests in AAPT's net earnings and consolidation adjustments for differences in accounting policies.

Equity Accounted Losses

AAPT's result for the quarter includes equity accounted losses relating to AAPT's investment in AOL Australia ("AOLA"). AAPT has taken a long-term view in relation to AOLA and will continue to equity account losses from AOLA to the extent of its investment.

AAPT Capital Expenditure

Capital expenditure for the quarter was A$80 million. This included expenditures for the CDMA, LMDS and CBD fibre networks as well as a payment for backbone capacity from Optus.

AAPT OTHER MATTERS

Business, Corporate and Government Tenders

AAPT's Business, Corporate and Government ("BCG") division continued to expand its presence in the Australian market place by winning a number of large tenders including Woolworths, the Bendigo Community Telco Group, Exxon Mobile, Toll Industries and Bond University. In addition to winning these tenders, AAPT was selected for the NSW Government `preferred' supplier panel during the period.

New AAPT Smartchat Call Centre Site

During the quarter AAPT acquired a new site for its Call Centre in Bendigo, Victoria and has committed over A$6 million for the purchase and re-development of this site.

AAPT Smartchat and Ansett Australia

AAPT and Ansett Australia have joined forces to bring more benefits to their customers. As part of the partnership, which was announced during the quarter, AAPT Smartchat's `Full Service' customers will be able to accumulate Global Rewards points in the Ansett Australia's frequent flyer program, Global Rewards(TM).

Further Developing First Mile Access Capabilities

AAPT remains focused on further developing its first mile access capabilities as this will enable AAPT to deliver more services to its customers over its own network.

Local Multipoint Distribution System (LMDS)

Following the failure of SpectraPoint to develop and deliver second generation, IP-capable LMDS equipment as contracted, AAPT is exploring alternative options and has conducted an evaluation of available LMDS technology. AAPT has signed a Memorandum of Understanding with Ericsson in relation to LMDS equipment. The Ericsson equipment is being trialed and has passed all tests to date.

Site acquisition, preparation and back-haul arrangements have been completed for 19 of the first 20 LMDS hub sites. It is anticipated that 6 hubs will be commissioned and carrying commercial services this calendar year with the remaining 14 hubs commissioned during the first quarter of next year.

First generation SpectraPoint LMDS equipment is currently being used commercially by customers in Melbourne, including the provision of high speed Internet access to a number of schools on the VicOne network and the provision of voice data and high speed Internet to a number of CBD based corporate customers.

CBD and Metropolitan Fibre

AAPT is building a fibre optic network in the 6 Capital City CBD areas which directly connects high-volume customers to AAPT's network via a high-speed link. As at 30 September 2000 AAPT had fibred 243 buildings.

DSL

AAPT successfully completed its trials of DSL services with Telstra and deployment of capability has now commenced. AAPT expects its customer trials to begin in November 2000.

This DSL service will have capacity of up to 6 Mbps down stream information and will be initially targeted at corporate, business and SME customers and complement AAPT's LMDS rollout, which is used to serve business customers.

AAPT expects to contract a DSL equipment supplier in the near future.

Code Division Multiple Access (CDMA) Mobile Network Roll Out

Initial roll-out of the CDMA network has been slower than planned, and AAPT aims to launch a network in selected areas in the second half of calendar 2001.

Settlement of Litigation with Telstra

During the quarter, AAPT and Telstra agreed to settle the longstanding Federal Court litigation between them and confirm that the settlement is on terms favourable to both corporations which do not adversely affect their respective financial positions. AAPT and Telstra welcomed the resolution of this litigation and look forward to further developing their commercial relationship.

GLOSSARY

ADSL (Asymmetric Digital Subscribers Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

Bandwidth - Transmission capacity. The larger the bandwidth, the greater the capacity of voice, video or data that can be carried.
CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Centrex - The use of conventional PSTN lines and phones so that they appear to be part of a private network. Features include traditional PBX features. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

CPE (Customer Premises Equipment) - Any telecommunications equipment that resides in the customer's premises and does not constitute part of the network (e.g. telephones, fax machines, PBX's).

DSL - A reference to any of the many Digital Subscribers Line technologies, e.g. ADSL.

IP (Internet Protocol) - A principal communications protocol used in the Internet.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic rate access offers 128 Kbit/s capacity on two channels and primary rate access offers 2 Mbit/s capacity on 30 channels.

LAN (Local Area Network) - A local area network is one that spans a limited geographical area (usually within one building or site) and interconnects a variety of computers and terminals, usually at very high data rates.

LanLink - A group of Telecom services that link customer LANs together via a Wide Area Network (WAN). Solutions involve a degree of customisation in each case.

LMDS (Local Multipoint Distribution System) - A wireless system for distribution of broadband services that functions in the 26 to 29 GHz band.

PBX (Private Branch Exchange) - Customer premises switch, connected to the PSTN, which operates as a private local exchange, typically providing reduced-digit dialling for internal calls.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

OVERVIEW OF NET EARNINGS (EXCLUDING AAPT)

                                                                      Quarter Ended                             Variation
                                                                      30 September                                00:99
-------------------------------------------------------------------------------------------------------------------------------
/(in NZ$ millions, except percentages)/
                                                            1999            %          2000         %          $           %
-------------------------------------------------------------------------------------------------------------------------------
   Operating revenues

   Local service                                              266          30.0         261        28.1        (5)        (1.9)
   Calling
       National                                               173          19.5         179        19.2         6          3.5
       International                                           92          10.4         104        11.2        12         13.0
       Other                                                   12           1.4          13         1.4         1          8.3
                                                           ---------------------------------------------------------------------
                                                              277          31.2         296        31.8        19          6.9

   Interconnection                                             19           2.1          18         1.9        (1)        (5.3)
   Cellular and other mobile                                  136          15.3         134        14.4        (2)        (1.5)
   Data                                                       103          11.6         122        13.1        19         18.4

   Other operating revenues
       Directories                                             52           5.9          56         6.0         4          7.7
       Equipment                                               24           2.7          17         1.8        (7)       (29.2)
       Miscellaneous                                           10           1.2          26         2.8        16        160.0
                                                           ---------------------------------------------------------------------
                                                               86           9.8          99        10.6        13         15.1
                                                           ---------------------------------------------------------------------
   Total operating revenues                                   887         100.0         930       100.0        43          4.8
                                                           ---------------------------------------------------------------------

   Operating expenses

       Labour                                                 113          12.7          95        10.2       (18)       (15.9)
       Depreciation                                           137          15.4         137        14.7         -            -
       Cost of sales                                          135          15.2         174        18.7        39         28.9
       Other operating expenses                               137          15.4         178        19.1        41         29.9
                                                           ---------------------------------------------------------------------
   Total operating expenses                                   522          58.9         584        62.8        62         11.9

   Surplus from operations                                    365          41.1         346        37.2       (19)        (5.2)

   Net financing costs                                        (23)         (2.6)        (27)       (2.9)       (4)       (17.4)
                                                           ---------------------------------------------------------------------
   Surplus from  operations before tax                        342          38.6         319        34.3       (23)        (6.7)
   Income tax expense                                        (112)        (12.6)       (103)      (11.1)        9         (8.0)
                                                           ---------------------------------------------------------------------
   Surplus from operations after tax                          230          25.9         216        23.2       (14)        (6.1)

   Minority interests in profits of subsidiaries               (1)         (0.1)         (1)       (0.1)        -            -
   Share of profits/(losses) of associate company
   after income tax                                            (4)         (0.5)         (2)       (0.2)        2        (50.0)
                                                           ---------------------------------------------------------------------

   Net Surplus                                                225          25.4         213        22.9       (12)        (5.3)

   Distribution of capital note coupons after income
   tax                                                        (13)         (1.5)        (13)       (1.4)        -            -
                                                           ---------------------------------------------------------------------

   Net earnings attributable to shareholders                  212          23.9         200        21.5       (12)        (5.7)
                                                           =====================================================================

                                     -12-